hennessy advisors, Inc.

7250 Redwood Blvd., Suite 200

Novato, California 94945

October 12, 2021

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Acceleration of Effective Date
Hennessey Advisors, Inc.
Registration Statement on Form S-1 (File No. 333-259750)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Hennessy Advisors, Inc. (the “Registrant”), hereby requests the withdrawal of our request dated October 12, 2021 for acceleration of the above referenced Registration Statement to become effective at 12:30 p.m, Eastern Time, on October 14, 2021, and requests acceleration of the above referenced Registration Statement so that it will become effective at 12:30 p.m., Eastern Time, on October 13, 2021, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Jason Hille of Foley & Lardner LLP of such effectiveness by a telephone call to (414) 319-7336.

Very truly yours,

Hennessy Advisors, Inc.

By:	/s/ Teresa M. Nilsen
Teresa M. Nilsen
President